[LETTERHEAD OF SIDLEY AUSTIN LLP]

December 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Series, Inc. (Securities Act File No. 333-56203; Investment Company Act File No. 811-08797) Post-Effective Amendment No. 14

Ladies and Gentlemen:

     On behalf of BlackRock International Fund (the “Fund”), a series of BlackRock Series, Inc. (the “Corporation”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 14 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A.

     On or around February 26, 2010, the Corporation will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

     Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 839-5856 or Ellen W. Harris at (212) 839-5583.

Very truly yours, /s/ Gladys Chang Gladys Chang

Enclosures

cc:	Edward Baer Douglas McCormack Frank P. Bruno John A. MacKinnon

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